

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 29, 2009

Mr. John S. Quinn
Senior VP, CFO and Treasurer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **RE:** **Form 10-K for the fiscal year ended April 30, 2008**
> **Forms 10-Q for the periods ended July 31, 2008 and October 31, 2008**
> **Schedule 14A filed August 28, 2008**
> **File No. 0-23211**

Dear Mr. Quinn:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

General

2. Please expand MD&A to provide a discussion of recent economic events. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly operating income. You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Operating Results, page 37

3. Please enhance your disclosure of free cash flow as follows:
   - state the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,
   - provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
   - clearly describe what you are including in the "other" line item within your reconciliation of net cash provided by operating activities to free cash flow.

   See also Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies and Estimates, page 39

Asset Impairment, page 41

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources, page 50

5. We note your credit facility agreement contains covenants that set minimum net worth and interest coverage and leverage ratios, among other restrictions. It also appears that your senior subordinated notes contains various covenants. For each class of debt, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Obligations, page 53

6. Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the interest obligations line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 59

7. We note that the audit report for your April 30, 2006 financial statements is not signed. Please have your Independent Accountants amend their report to indicate that the report has been signed, as required by Rule 2-02 of Regulation S-X. Please include Section 302 and 906 certifications that are currently dated in your amended Form 10-K.

Consolidated Statements of Cash Flows, page 67

8. Please breakout for each period presented the other assets and liabilities line item
    in the cash provided by operating activities sections into smaller components
    having more descriptive titles. Netting of dissimilar gains and losses is not
    generally appropriate. Netting of cash flows related to asset balances with cash
    flows related to liability balances is also not generally appropriate. See SFAS 95.

Note 1 – Organization and Summary of Significant Accounting Policies, page 68

(h) Property, Plant and Equipment, page 71

9. The range of useful lives for your property, plant and equipment is very broad.
    Please breakout the machinery and equipment, rolling stock and containers
    categories into smaller components and disclose the range of useful lives for each
    revised category. For categories that still have very broad useful lives, you should
    separately discuss the types of assets that fall in each part of the range.

(m) Comprehensive (Loss) Income, page 74

10. Please disclose the accumulated balances for each component of accumulated
    other comprehensive income. You may present this disclosure on the face of your
    balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of
    SFAS 130.

Note 11 – Commitments and Contingencies, page 87

(a) Leases, page 87

11. We note your disclosure that the assets recorded under capital leases have been
    capitalized and included in property and equipment. Please disclose the gross
    amount of assets recorded under capital leases by major classes according to
    nature or function for each period presented. See paragraph 16(a)(i) of SFAS 13.

12. Please disclose how you account for (a) step rent provisions and escalation
    clauses and (b) capital improvement funding and other lease concessions, which
    may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS
    29, discusses how lease payments that depend on an existing index or rate, such as
    the consumer price index or the prime interest rate, should also be included in
    your minimum lease payments. If, as we assume, they are taken into account in
    computing your minimum lease payments and the minimum lease payments are
    recognized on a straight-line basis over the minimum lease term, the note should

so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON AUGUST 28, 2008</u>

<u>Director Nomination Process, page 13</u>

13. Please disclose whether there are any differences in the manner in which the Nominating and Corporate governance committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 16</u>

14. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

15. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

16. We note that your compensation programs target your executives' compensation at the median of the peer group. Please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

<u>Stock Awards, page 18</u>

17. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give consideration to the

elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Potential Payments Upon Termination or Change in Control, page 24

18. Expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

19. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(j)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

20. Disclose the purpose(s) of the loans made to related persons, including to Mr. James W. Bohlig.

21. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

John Hartz
Senior Assistance Chief Accountant